Mail Stop 4561   April 14, 2009

By U.S. Mail and Facsimile to: (740) 349-3765 and 349-3709

C. Daniel DeLawder
Chief Executive Officer
Park National Corporation
50 North Third Street
P.O. Box 3500
Newark, Ohio 43058-3500

      Re: **Park National Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 25, 2009 and
               Correspondence filed April 2, 16 and 28, 2009
               File No. 001-13006

Dear Mr. DeLawder:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part III

Item 1. Executive Compensation

1.   We note your response to prior comments 5, 6 and 7. In future filings, tailor your disclosure on executive compensation to more closely track and clarify the actual practices and decisions made. For clarity, quantify the amounts discussed and the time period to which they relate.

Exhibit 13

Credit Experience, page 39

2.   Please refer to your response to comment 3 of our letter dated March 27, 2009.
       We note your reference to the disclosures on page 32 of your annual report.
       While those disclosures provide information on the methodology used to
       determine the allowance for loan losses, they do not appear to discuss how the
       application of that methodology resulted in the significant changes in the
       allowance for loan losses in 2008. Please revise future filings to incorporate the
       substance of your response to our comment in your document, including changes
       in loan grades and the assumptions regarding your forecast for the loan loss
       provision in 2009.

Table 12 – Consolidated Five-Year Selected Financial Data, page 43

Table 13 – Quarterly Financial Data, page 44

3.   Please refer to your response to comment 4 of our letter dated March 27, 2009.
       We have the following additional comments:

   •   Consistent with the guidance of Question 8 of the Frequently Asked Questions
       Regarding the Use of Non-GAAP Financial Measures and not withstanding your
       assertion that the goodwill at Park National will not be impaired, we continue to
       believe that excluding the goodwill impairment charges from various measures is
       not appropriate because of their recurring nature.

   •   Regarding your assertions regarding the transparency of the trends on the return
       on average assets, we believe one of the primary purposes of MD&A is to
       describe for a reader the effects on the GAAP financial statements of the
       information you are currently presenting on a non-GAAP basis. We believe the
       effects of the write-offs can and should be effectively communicated in a
       narrative format. As stated in the guidance of FAQ 8, "Whether an item may, or
       indeed must, be discussed in MD&A is a different question from whether it may
       be eliminated or adjusted in connection with a non-GAAP financial measure."

   •   We note your reference to the analyst information you obtained through your
       inquiry and we are aware that analysts frequently adjust GAAP financial
       statements to suit the needs of their constituents; however, we do not believe that
       it is appropriate for reporting purposes to present non-GAAP information in
       anticipation of the needs of analysts' constituents when such presentations
       conflict with the guidance of Item 10(e) of Regulation S-K. Further, we do not

believe that presenting non-GAAP EPS for items that accrue to shareholders is appropriate. Please revise future filings accordingly.

Closing Comments

As appropriate, please amend your filing or respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at 202-551-3851 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Branch Chief